EXHIBIT 99.1

LYONDELL CHEMICAL COMPANY

CONSOLIDATED STATEMENTS OF INCOME

	For the three months ended June 30,		For the six months ended June 30,
Millions of dollars, except per share data	2003	2002	2003	2002
Sales and other operating revenues	$913	$843	$1,902	$1,517

Operating costs and expenses:
Cost of sales	866	724	1,822	1,313
Selling, general and administrative expenses	45	46	87	86
Research and development expense	8	8	17	15

	919	778	1,926	1,414

Operating income (loss)	(6)	65	(24)	103
Interest expense	(102)	(94)	(202)	(187)
Interest income	3	3	20	5
Other income (expense), net	(3)	(4)	13	(3)

Loss before equity investments and income taxes	(108)	(30)	(193)	(82)

Income (loss) from equity investments:
Equistar Chemicals, LP	(32)	(5)	(132)	(50)
LYONDELL-CITGO Refining LP	37	39	56	66
Other	(4)	(2)	(6)	(5)

	1	32	(82)	11

Income (loss) before income taxes	(107)	2	(275)	(71)

Benefit from income taxes	(39)	—	(94)	(18)

Net income (loss)	$(68)	$2	$(181)	$(53)

Basic and diluted earnings (loss) per share	$(0.43)	$0.02	$(1.13)	$(0.45)

See Notes to the Consolidated Financial Statements.

LYONDELL CHEMICAL COMPANY

CONSOLIDATED BALANCE SHEETS

Millions, except shares and par value data	June 30, 2003	December 31, 2002
ASSETS
Current assets:
Cash and cash equivalents	$308	$286
Other short-term investments	19	44
Accounts receivable:
Trade, net	317	340
Related parties	64	56
Inventories	366	344
Prepaid expenses and other current assets	65	66
Deferred tax assets	35	35

Total current assets	1,174	1,171
Property, plant and equipment, net	2,596	2,369
Investments and long-term receivables:
Investment in Equistar Chemicals, LP	1,052	1,184
Investment in PO joint ventures	825	770
Receivable from LYONDELL-CITGO Refining LP	229	229
Investment in LYONDELL-CITGO Refining LP	1	68
Other investments and long-term receivables	78	98
Goodwill, net	1,135	1,130
Other assets, net	392	429

Total assets	$7,482	$7,448

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable:
Trade	$307	$260
Related parties	89	84
Current maturities of long-term debt	—	1
Accrued liabilities	256	279

Total current liabilities	652	624
Long-term debt	4,150	3,926
Other liabilities	660	673
Deferred income taxes	807	881
Commitments and contingencies
Minority interest	148	165
Stockholders’ equity:
Common stock, $1.00 par value, 340,000,000 shares authorized, 128,530,000 shares issued	128	128
Series B common stock, $1.00 par value, 80,000,000 shares authorized, 35,716,792 and 34,568,224 shares issued, respectively	36	35
Additional paid-in capital	1,396	1,380
Accumulated deficit	(277)	(18)
Accumulated other comprehensive loss	(152)	(271)
Treasury stock, at cost, 2,379,624 and 2,685,080 shares, respectively	(66)	(75)

Total stockholders’ equity	1,065	1,179

Total liabilities and stockholders’ equity	$7,482	$7,448

See Notes to the Consolidated Financial Statements.

LYONDELL CHEMICAL COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the six months ended June 30,
Millions of dollars	2003	2002
Cash flows from operating activities:
Net loss	$(181)	$(53)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	118	115
Losses from equity investments	138	55
Earnings from equity investments in excess of distributions	—	(15)
Gain on sale of equity interest	(18)	—
Deferred income taxes	(92)	16
Changes in assets and liabilities that provided (used) cash:
Accounts receivable	(4)	23
Inventories	(14)	11
Accounts payable	34	(2)
Other assets and liabilities, net	47	55

Cash provided by operating activities	28	205

Cash flows from investing activities:
Expenditures for property, plant and equipment	(238)	(12)
Distributions from affiliates in excess of earnings	102	—
Contributions and advances to affiliates	(78)	(54)
Proceeds from sale of equity interest	28	—
Maturity of other short-term investments	25	—
Other	—	(3)

Cash used in investing activities	(161)	(69)

Cash flows from financing activities:
Issuance of long-term debt	318	—
Repayment of long-term debt	(103)	(16)
Dividends paid	(57)	(53)
Other	(4)	—

Cash provided by (used in) financing activities	154	(69)

Effect of exchange rate changes on cash	1	2

Increase in cash and cash equivalents	22	69
Cash and cash equivalents at beginning of period	286	146

Cash and cash equivalents at end of period	$308	$215

See Notes to the Consolidated Financial Statements.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. Basis of Preparation

The accompanying consolidated financial statements are unaudited and have been prepared from the books and records of Lyondell Chemical Company (“Lyondell”) in accordance with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X for interim financial information. Accordingly, they do not include all of the information and notes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments, consisting only of normal recurring adjustments considered necessary for a fair presentation, have been included. For further information, refer to the consolidated financial statements and notes thereto for the year ended December 31, 2002 included in the Lyondell 2002 Annual Report on Form 10-K. Certain amounts from prior periods have been reclassified to conform to the current period presentation.

2. Accounting Changes

In May 2003, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 150—Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. The statement establishes standards for classifying and measuring certain financial instruments with characteristics of both liabilities and equity and requires that certain financial instruments be classified as liabilities, or assets in some circumstances. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and is otherwise effective for Lyondell beginning in the third quarter 2003. Lyondell does not expect SFAS No. 150 to have a material impact on its consolidated financial statements.

Lyondell is implementing three accounting changes in 2003, as discussed below.

Employee Stock Options—To better reflect the full cost of employee compensation, Lyondell has elected to adopt the “fair value” method of accounting for employee stock options, the preferred method as defined by SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, issued by the FASB in December 2002, provides three alternative methods of transition for a voluntary change to the fair value method, and requires certain related disclosures. Lyondell adopted the fair value method in the first quarter of 2003, using the prospective transition method. Under this method, an estimate of the fair value of options granted to employees during 2003 and thereafter is charged to earnings over the related vesting periods. This change resulted in an after-tax charge of approximately $1 million for the six-month period ended June 30, 2003.

Prior to 2003, Lyondell accounted for employee stock options under the intrinsic value based method prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. Accordingly, no compensation cost was recognized in connection with stock options granted prior to 2003 under Lyondell’s plans. The pro forma effect on net income and earnings per share of measuring compensation expense for such grants in the manner prescribed in SFAS No. 123 is summarized in the table below:

	For the three months ended June 30,		For the six months ended June 30,
Millions of dollars, except per share data	2003	2002	2003	2002
Reported net income (loss)	$(68)	$2	$(181)	$(53)
Add stock-based compensation expense included in net income, net of tax	—	—	1	—
Deduct stock-based compensation expense using fair value method for all awards, net of tax	(2)	(2)	(4)	(4)

Pro forma net loss	$(70)	$—	$(184)	$(57)

Basic and diluted income (loss) per share:
Reported	$(0.43)	$0.02	$(1.13)	$(0.45)
Pro forma	$(0.43)	$—	$(1.15)	$(0.48)

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

Early Extinguishment of Debt—In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. The primary impact of the statement on Lyondell is the classification of gains or losses that result from the early extinguishment of debt as an element of income before extraordinary items. The Consolidated Statements of Income reflect these changes for all periods presented.

Variable Interest Entities—In January 2003, the FASB issued Interpretation No. 46 (“FIN 46”), Consolidation of Variable Interest Entities. FIN 46 addresses certain situations in which a company should include in its financial statements the assets, liabilities and activities of another entity. FIN 46 applies immediately to entities created after January 31, 2003 and applies prospectively to existing entities beginning in the third quarter 2003. In May 2003, Lyondell purchased BDO-2, a butanediol plant in The Netherlands (see Notes 7 and 8), which Lyondell previously leased under an arrangement to which FIN 46 would have applied. Apart from the BDO-2 lease, Lyondell’s adoption of FIN 46 is not expected to have a material impact on its consolidated financial statements.

3. Equity Interest in Equistar Chemicals, LP

Lyondell’s operations in the petrochemicals and polymers segments are conducted through its joint venture ownership interest in Equistar Chemicals, LP (“Equistar”). Prior to August 22, 2002, Lyondell had a 41% interest in Equistar, while Millennium Chemicals Inc. (“Millennium”) and Occidental Petroleum Corporation (“Occidental”) each had a 29.5% interest. On August 22, 2002, Lyondell acquired Occidental’s 29.5% interest in Equistar. Following the acquisition, Lyondell has a 70.5% interest in Equistar.

The partners jointly control certain key management decisions of Equistar, including approval of the strategic plan, capital expenditures and annual budget, issuance of additional debt and the appointment of executive management of the partnership. Accordingly, Lyondell accounts for its investment in Equistar using the equity method of accounting. As a partnership, Equistar is not subject to federal income taxes.

Summarized financial information for Equistar follows:

Millions of dollars	June 30, 2003	December 31, 2002
BALANCE SHEETS
Total current assets	$1,216	$1,126
Property, plant and equipment, net	3,405	3,565
Investments and other assets, net	408	361

Total assets	$5,029	$5,052

Current maturities of long-term debt	$31	$32
Other current liabilities	658	682
Long-term debt	2,223	2,196
Other liabilities and deferred revenues	391	221
Partners’ capital	1,726	1,921

Total liabilities and partners’ capital	$5,029	$5,052

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

	For the three months ended June 30,		For the six months ended June 30,
Millions of dollars	2003	2002	2003	2002
STATEMENTS OF INCOME
Sales and other operating revenues	$1,597	$1,462	$3,238	$2,598
Cost of sales	1,517	1,390	3,193	2,552
Selling, general and administrative expenses	44	41	84	81
Research and development expenses	10	9	19	18
Loss on sale of assets	2	—	14	—

Operating income (loss)	24	22	(72)	(53)
Interest expense, net	(53)	(50)	(102)	(102)
Other income (expense), net	(20)	—	(21)	1

Loss before cumulative effect of accounting change	(49)	(28)	(195)	(154)
Cumulative effect of accounting change	—	—	—	(1,053)

Net loss	$(49)	$(28)	$(195)	$(1,207)

SELECTED ADDITIONAL INFORMATION
Depreciation and amortization	$76	$74	$154	$147
Expenditures for property, plant and equipment	21	14	34	29

As part of the implementation of SFAS No. 142, Goodwill and Other Intangible Assets, as of January 1, 2002, the entire unamortized balance of Equistar’s goodwill was determined to be impaired. Accordingly, Equistar’s earnings in the first quarter 2002 were reduced by a charge of $1.1 billion. Lyondell’s 41% share of the charge for impairment of Equistar’s goodwill was offset by a corresponding reduction in the difference between Lyondell’s investment in Equistar and its underlying equity in Equistar’s net assets.

Lyondell’s loss from its equity investment in Equistar consists of Lyondell’s share of Equistar’s loss and accretion of the remaining difference between Lyondell’s underlying equity in Equistar’s net assets and its investment in Equistar. At June 30, 2003, Lyondell’s underlying equity in Equistar’s net assets exceeded its investment in Equistar by approximately $165 million. This difference is being recognized in income over the next 15 years.

4. Equity Interest in LYONDELL-CITGO Refining LP

Lyondell’s refining operations are conducted through its joint venture ownership interest in LYONDELL-CITGO Refining LP (“LCR”). Lyondell has a 58.75% interest in LCR, while CITGO Petroleum Corporation (“CITGO”) has a 41.25% interest. Because the partners jointly control certain key management decisions, including approval of the strategic plan, capital expenditures and annual budget, issuance of debt and the appointment of the executive management of the partnership, Lyondell accounts for its investment in LCR using the equity method of accounting. As a partnership, LCR is not subject to federal income taxes.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

Summarized financial information for LCR follows:

Millions of dollars	June 30, 2003	December 31, 2002
BALANCE SHEETS
Total current assets	$259	$357
Property, plant and equipment, net	1,269	1,312
Other assets	85	88

Total assets	$1,613	$1,757

Current maturities of long-term debt	$450	$—
Other current liabilities	363	514
Long-term debt	—	450
Loans payable to partners	264	264
Other liabilities	113	126
Partners’ capital	423	403

Total liabilities and partners’ capital	$1,613	$1,757

	For the three months ended June 30,		For the six months ended June 30,
Millions of dollars	2003	2002	2003	2002
STATEMENTS OF INCOME
Sales and other operating revenues	$905	$838	$2,088	$1,545
Cost of sales	822	754	1,955	1,400
Selling, general and administrative expenses	16	14	28	26

Operating income	67	70	105	119
Interest expense, net	(9)	(7)	(19)	(15)

Net income	$58	$63	$86	$104

SELECTED ADDITIONAL INFORMATION
Depreciation and amortization	$29	$30	$57	$59
Expenditures for property, plant and equipment	13	20	28	42

Lyondell’s income from its equity investment in LCR consists of Lyondell’s share of LCR’s net income and accretion of the difference between Lyondell’s underlying equity in LCR’s net assets and its investment in LCR. At June 30, 2003, Lyondell’s underlying equity in LCR’s net assets exceeded its investment in LCR by approximately $270 million. This difference is being recognized in income over the next 25 years.

LCR maintains a $450 million bank term loan facility and a $70 million working capital revolving credit facility, both of which mature in June 2004. The $70 million revolving credit facility was undrawn at June 30, 2003. The principal outstanding under these loans at June 30, 2003 is classified as current maturities of long-term debt.

Loans payable to partners at June 30, 2003 included $229 million payable to Lyondell and $35 million payable to CITGO. These loans mature in December 2004. In the second quarter 2003, Lyondell and CITGO contributed additional capital to LCR by converting $10 million and $7 million, respectively, of accrued interest on these loans to LCR partners’ capital.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

5. Accounts Receivable

Under the terms of a December 2001 receivables sales agreement, Lyondell agreed to sell, on an ongoing basis and without recourse, designated accounts receivable, up to a maximum of $85 million. The agreement is subject to Lyondell maintaining its current debt ratings. The balances of accounts receivable sold under this arrangement were $81 million as of June 30, 2003 and $65 million as of December 31, 2002.

6. Inventories

Inventories consisted of the following components:

Millions of dollars	June 30, 2003	December 31, 2002
Finished goods	$289	$271
Work-in-process	6	7
Raw materials	35	29
Materials and supplies	36	37

Total inventories	$366	$344

7. Property, Plant and Equipment, Net

The components of property, plant and equipment, at cost, and the related accumulated depreciation were as follows:

Millions of dollars	June 30, 2003	December 31, 2002
Land	$11	$11
Manufacturing facilities and equipment	3,287	2,959
Construction in progress	31	30

Total property, plant and equipment	3,329	3,000
Less accumulated depreciation	733	631

Property, plant and equipment, net	$2,596	$2,369

As part of a refinancing during May 2003, Lyondell exercised its option under the terms of the BDO-2 lease to purchase this production facility in The Netherlands for $218 million. See also Note 8.

Depreciation and amortization of asset costs is summarized as follows:

	For the three months ended June 30,		For the six months ended June 30,
Millions of dollars	2003	2002	2003	2002
Property, plant and equipment	$43	$32	$83	$63
MTBE contract	—	9	—	17
Investment in PO joint venture	7	7	15	15
Turnaround costs	3	5	7	8
Software costs	3	3	5	5
Other	5	3	8	7

Total depreciation and amortization	$61	$59	$118	$115

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

The increase in depreciation from the 2002 periods to the 2003 periods for property, plant and equipment was due to a reduction in the estimated remaining useful lives of certain production units and the currency translation effects of a stronger euro.

In addition, amortization of debt issuance costs of $5 million, $4 million, $9 million and $8 million is included in interest expense in the Consolidated Statements of Income for the three-month periods ended June 30, 2003 and 2002 and the six-month periods ended June 30, 2003 and 2002, respectively.

8. Long-Term Debt

In May 2003, Lyondell issued $325 million of 10.5% senior secured notes due in 2013. The proceeds, net of related fees, were used to prepay the $103 million outstanding under Term Loan E and to purchase the leased BDO-2 facility. The related lease was terminated. Upon implementing FIN 46 in the third quarter of 2003, the BDO-2 lease arrangement would have resulted in a similar increase in total debt. See Notes 2 and 7.

Long-term debt consisted of the following:

Millions of dollars	June 30, 2003	December 31, 2002
Bank credit facility:
Revolving credit facility	$—	$—
Term Loan E due 2006	—	103
Other debt obligations:
Senior Secured Notes, Series A due 2007, 9.625%	900	900
Senior Secured Notes, Series B due 2007, 9.875%	1,000	1,000
Senior Secured Notes due 2008, 9.5%	393	393
Senior Secured Notes due 2008, 9.5%	330	330
Senior Secured Notes due 2012, 11.125%	276	276
Senior Secured Notes due 2013, 10.5%	325	—
Senior Subordinated Notes due 2009, 10.875%	500	500
Debentures due 2005, 9.375%	100	100
Debentures due 2010, 10.25%	100	100
Debentures due 2020, 9.8%	224	224
Other	2	1

Total long-term debt	4,150	3,927
Less current maturities	—	1

Long-term debt, net	$4,150	$3,926

In March 2003, Lyondell obtained amendments to its credit facility to provide additional financial flexibility by easing certain financial ratio requirements. Beginning in 2004, the financial ratio requirements under the facility become increasingly restrictive over time.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

9. Commitments and Contingencies

Capital Commitments—Lyondell has various commitments related to capital expenditures, all made in the normal course of business. At June 30, 2003, major capital commitments primarily consisted of Lyondell’s 50% share of those related to the construction of a world-scale PO facility, known as PO-11, in The Netherlands, which is expected to begin production in the fourth quarter of 2003. Lyondell’s share of the outstanding commitments relating to PO-11, which will be funded through contributions and advances to affiliates, totaled approximately $20 million as of June 30, 2003.

Crude Supply Agreement—Under a crude supply agreement (“Crude Supply Agreement” or “CSA”), PDVSA Petróleo, S.A. (“PDVSA Oil”) is required to sell, and LCR is required to purchase, 230,000 barrels per day of extra heavy crude oil, which constitutes approximately 86% of LCR’s refining capacity of 268,000 barrels per day of crude oil. Since April 1998, PDVSA Oil has, from time to time, declared itself in a force majeure situation and subsequently reduced deliveries of crude oil. Such reductions in deliveries were purportedly based on announced OPEC production cuts. PDVSA Oil informed LCR that the Venezuelan government, through the Ministry of Energy and Mines, had instructed that production of certain grades of crude oil be reduced. In certain circumstances, PDVSA Oil made payments to LCR under a different provision of the Crude Supply Agreement in partial compensation for such reductions.

In January 2002, PDVSA Oil again declared itself in a force majeure situation and stated that crude oil deliveries could be reduced by up to 20.3% beginning March 1, 2002. Beginning in March 2002, deliveries of crude oil to LCR were reduced to approximately 198,000 barrels per day, reaching a level of 190,000 barrels per day during the second quarter 2002. Crude oil deliveries to LCR under the Crude Supply Agreement increased to the contract level of 230,000 barrels per day during the third quarter 2002, averaging 212,000 barrels per day for the third quarter. Although deliveries increased to contract levels during the third quarter 2002, PDVSA Oil did not revoke its January 2002 force majeure declaration during 2002. A national strike in Venezuela began in early December 2002 and disrupted deliveries of crude oil to LCR under the Crude Supply Agreement. PDVSA Oil again declared a force majeure and reduced deliveries of crude oil to LCR. In March 2003, PDVSA Oil notified LCR that the force majeure had been lifted with respect to CSA crude oil.

LCR has consistently contested the validity of the reductions in deliveries by PDVSA Oil and Petróleos de Venezuela, S.A. (“PDVSA”) under the Crude Supply Agreement. The parties have different interpretations of the provisions of the contracts concerning the delivery of crude oil. The contracts do not contain dispute resolution procedures, and the parties have been unable to resolve their commercial dispute. As a result, in February 2002, LCR filed a lawsuit against PDVSA and PDVSA Oil in connection with the force majeure declarations.

From time to time, Lyondell and PDVSA have had discussions covering both a restructuring of the Crude Supply Agreement and a broader restructuring of the LCR partnership. Lyondell is unable to predict whether changes in either arrangement will occur. Subject to the consent of the other partner and rights of first offer and first refusal, the partners each have a right to transfer their interests in LCR to unaffiliated third parties in certain circumstances. In the event that CITGO were to transfer its interest in LCR to an unaffiliated third party, PDVSA Oil would have an option to terminate the Crude Supply Agreement.

Depending on then-current market conditions, any breach or termination of the Crude Supply Agreement, or reduction in supply thereunder, would require LCR to purchase all or a portion of its crude oil in the merchant market, could subject LCR to significant volatility and price fluctuations and could adversely affect LCR and, therefore, Lyondell. There can be no assurance that alternative crude oil supplies with similar margins would be available for purchase by LCR.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

Indemnification Arrangements Relating to Equistar—Lyondell, Millennium and Occidental and certain of their subsidiaries have each agreed to provide certain indemnifications to Equistar with respect to the petrochemicals and polymers businesses they each contributed. In addition, Equistar agreed to assume third party claims that are related to certain contingent liabilities arising prior to the contribution transactions that are asserted prior to December 1, 2004 as to Lyondell and Millennium, and May 15, 2005 as to Occidental, to the extent the aggregate thereof does not exceed $7 million for each entity, subject to certain terms of the respective asset contribution agreements. As of June 30, 2003, Equistar had incurred approximately $7 million with respect to the indemnification basket for the business contributed by Lyondell. Lyondell, Millennium and Occidental each remain liable under these indemnification arrangements to the same extent as they were before Lyondell’s acquisition of Occidental’s interest in Equistar.

Environmental Remediation—As of June 30, 2003, Lyondell’s environmental liability for future remediation costs at its plant sites and a limited number of Superfund sites totaled $17 million. The liabilities range from less than $1 million to $4 million per site and are expected to be incurred primarily over the next ten years. In the opinion of management, there is currently no material estimable range of possible loss in excess of the liabilities recorded for environmental remediation. However, it is possible that new information about the sites for which the accrual has been established, new technology or future developments such as involvement in investigations by regulatory agencies, could require Lyondell to reassess its potential exposure related to environmental matters.

Clean Air Act—The eight-county Houston/Galveston region has been designated a severe non-attainment area for ozone by the U.S. Environmental Protection Agency (“EPA”). Emission reduction controls for nitrogen oxides (“NOx”) must be installed at LCR’s refinery and each of Lyondell’s two facilities and Equistar’s six facilities in the Houston/Galveston region during the next several years. Recently adopted revisions by the regulatory agencies changed the required NOx reduction levels from 90% to 80%. Compliance with the previously proposed 90% reduction standards would have resulted in increased aggregate capital investment, estimated at between $400 million and $500 million, for Lyondell, Equistar and LCR before the 2007 deadline. Under the revised 80% standard, Lyondell estimates that the incremental capital expenditures would decrease to between $250 million and $300 million for Lyondell, Equistar and LCR, collectively. However, the savings from this revision could be offset by the costs of stricter proposed controls over highly reactive, volatile organic compounds, or HRVOCs. Lyondell, Equistar and LCR are still assessing the impact of the proposed HRVOC revisions and there can be no guarantee as to the ultimate cost of implementing any final plan developed to ensure ozone attainment by the 2007 deadline.

The following table summarizes the ranges of projected capital expenditures for Lyondell and its joint ventures to comply with the 80% NOx emission reduction requirements:

Millions of dollars	Ranges of Estimates
NOx capital expenditures – 100% basis:
Lyondell	$35 - 45
Equistar	165 - 200
LCR	50 - 55

Total NOx capital expenditures	$250 - 300

NOx capital expenditures – Lyondell proportionate share:
Lyondell – 100%	$35 - 45
Equistar – 70.5%	115 - 140
LCR – 58.75%	30 - 35

Total Lyondell share NOx capital expenditures	$180 - 220

Of these amounts, Lyondell’s proportionate share of spending through June 30, 2003, totaled $37 million. The timing and amount of future expenditures are subject to regulatory and other uncertainties, as well as obtaining the necessary permits and approvals.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

The Clean Air Act Amendments of 1990 set minimum levels for oxygenates, such as MTBE, in gasoline sold in areas not meeting specified air quality standards. However, the presence of MTBE in some water supplies in California and other states due to gasoline leaking from underground storage tanks and in surface water from recreational water craft has led to public concern about the use of MTBE. Certain U.S. federal and state governmental initiatives have sought either to rescind the oxygen requirement for reformulated gasoline or to restrict or ban the use of MTBE. During 2003, the U.S. House of Representatives and the U.S. Senate each passed new versions of an omnibus energy bill. The Senate version of the new energy bill would ban the use of MTBE as a fuel additive in gasoline sold in the United States and the U.S. House of Representatives version would not ban the use of MTBE. The two new energy bills are not law and need to be reconciled during the conference process. At this time, the form and timing of that reconciliation, if any, is unknown. Lyondell’s North American MTBE sales represented approximately 26% of its total 2002 revenues.

At the state level, a number of states have legislated future MTBE bans. Of these, several are mid-West states that use ethanol as the oxygenate of choice. Bans in these states should not have an impact on MTBE demand. However, Connecticut, California and New York have bans of MTBE in place effective January 1, 2004. Lyondell estimates that, in 2002, California represented 32% of the U.S. MTBE industry demand and 19% of the worldwide MTBE industry demand, while Connecticut and New York combined represented 12% of the U.S. MTBE industry demand and 7% of the worldwide MTBE industry demand.

At this time, Lyondell cannot predict the full impact that these initiatives will have on MTBE margins or volumes longer term. However, in 2003 several major oil companies have substantially reduced or discontinued the use of MTBE in gasoline produced for California markets. Lyondell estimates that the 2002 California-market MTBE volumes of these companies represented approximately 21% of U.S. MTBE industry demand and 13% of worldwide MTBE industry demand. Lyondell intends to continue marketing MTBE in the U.S. However, should it become necessary or desirable to significantly reduce MTBE production, Lyondell would need to make capital expenditures to add the flexibility to produce alternative gasoline blending components, such as iso-octane or ethyl tertiary butyl ether (“ETBE”), at its U.S.-based MTBE plant. The current estimated costs for converting Lyondell’s U.S.-based MTBE plant to iso-octane production range from $65 million to $75 million. The profit contribution for iso-octane is likely to be lower than that historically realized on MTBE. Alternatively, Lyondell is pursuing ETBE viability through legislative efforts. One key hurdle is equal access to the federal subsidy provided for ethanol blended into gasoline for the ethanol component of ETBE. Lyondell’s U.S.-based MTBE plant could be converted to ETBE production with minimal capital expenditure.

The Clean Air Act also specified certain emissions standards for vehicles and, in 1998, the EPA concluded that additional controls on gasoline and diesel fuel were necessary. New standards for gasoline were finalized in 1999 and will require refiners to produce a low sulfur gasoline by 2004, with final compliance by 2006. A new “on-road” diesel standard was adopted in January 2001 and will require refiners to produce ultra low sulfur diesel by June 2006, with some allowance for a conditional phase-in period that could extend final compliance until 2009. These standards will result in increased capital investment for LCR. In the first quarter 2003, LCR developed an alternative approach to complying with the low sulfur gasoline standard that will lead to a reduction in overall estimated capital expenditures for the project. As a result, LCR recognized impairment of value of $25 million of costs incurred to date for the project. The revised estimated incremental spending, excluding the $25 million charge, totaled between $100 million to $180 million for the new gasoline standards and between $250 million to $300 million for the new diesel standard. LCR has spent approximately $19 million, excluding the $25 million charge, as of June 30, 2003 for these projects. Lyondell’s 58.75% share of these incremental capital expenditures would be between $200 million and $280 million. In addition, these standards could result in higher operating costs for LCR. Equistar’s business may also be impacted if these standards increase the cost for processing fuel components.

General—Lyondell is involved in various lawsuits and proceedings. Subject to the uncertainty inherent in all litigation, management believes the resolution of these proceedings will not have a material effect on the financial position, liquidity or results of operations of Lyondell.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

In the opinion of management, any liability arising from the matters discussed in this note is not expected to have a material adverse effect on the financial position or liquidity of Lyondell. However, the adverse resolution in any reporting period of one or more of these matters discussed in this note could have a material impact on Lyondell’s results of operations for that period, which may be mitigated by contribution or indemnification obligations of co-defendants or others, or by any insurance coverage that may be available to offset the effects of any such award.

10. Per Share Data

Basic earnings per share for the periods presented are computed based upon the weighted average number of shares of original common stock and Series B common stock outstanding during the periods. Diluted earnings per share also include the effect of stock options issued under the 1999 Long-Term Incentive Plan and the Executive Long-Term Incentive Plan as well as outstanding warrants. These stock options and warrants were antidilutive for the three months ended June 30, 2003 and for the six-month periods ended June 30, 2003 and 2002.

Earnings per share data and dividends declared per share of common stock were as follows:

	For the three months ended June 30,		For the six months ended June 30,
	2003	2002	2003	2002
Weighted average shares, in thousands:
Basic	161,023	117,565	160,722	117,565
Diluted	161,023	118,329	160,722	117,565

Basic and diluted earnings (loss) per share	$(0.43)	$0.02	$(1.13)	$(0.45)

Dividends declared per share of common stock	$0.225	$0.225	$0.45	$0.45

11. Comprehensive Income (Loss)

The components of comprehensive income (loss) were as follows:

	For the three months ended June 30,		For the six months ended June 30,
Millions of dollars	2003	2002	2003	2002
Net income (loss)	$(68)	$2	$(181)	$(53)

Other comprehensive income:
Foreign currency translation gain	67	139	119	122
Net gains on derivative instruments	—	3	—	2
Minimum pension liability adjustment	—	—	—	4

Total other comprehensive income	67	142	119	128

Comprehensive income (loss)	$(1)	$144	$(62)	$75

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

12. Segment and Related Information

Lyondell operates in four reportable segments:

•	Intermediate chemicals and derivatives (“IC&D”), including propylene oxide, propylene glycol, propylene glycol ethers, butanediol, toluene diisocyanate, styrene monomer, and tertiary butyl alcohol and its derivative, MTBE;

•	Petrochemicals, including ethylene, ethylene glycol, ethylene oxide and derivatives, propylene, butadiene and aromatics;

•	Polymers, primarily polyethylene; and

•	Refining of crude oil.

Lyondell’s entire $1.1 billion balance of goodwill is allocated to the IC&D segment.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

Summarized financial information concerning reportable segments is shown in the following table:

Millions of dollars	IC&D	Petrochemicals	Polymers	Refining	Other	Total
For the three months ended June 30, 2003:
Sales and other operating revenues	$913	$—	$—	$—	$—	$913
Operating loss	(6)	—	—	—	—	(6)
Interest expense	—	—	—	—	(102)	(102)
Interest income	—	—	—	—	3	3
Other expense, net	—	—	—	—	(3)	(3)
Income (loss) from equity investments	(4)	60	(20)	37	(72)	1
Loss before income taxes						(107)

For the three months ended June 30, 2002:
Sales and other operating revenues	$843	$—	$—	$—	$—	$843
Operating income	65	—	—	—	—	65
Interest expense	—	—	—	—	(94)	(94)
Interest income	—	—	—	—	3	3
Other expense, net	—	—	—	—	(4)	(4)
Income (loss) from equity investments	—	32	(11)	39	(28)	32
Income before income taxes						2

For the six months ended June 30, 2003:
Sales and other operating revenues	$1,902	$—	$—	$—	$—	$1,902
Operating loss	(24)	—	—	—	—	(24)
Interest expense	—	—	—	—	(202)	(202)
Interest income	—	—	—	—	20	20
Other income, net	—	—	—	—	13	13
Income (loss) from equity investments	(6)	38	(44)	56	(126)	(82)
Loss before income taxes						(275)

For the six months ended June 30, 2002:
Sales and other operating revenues	$1,517	$—	$—	$—	$—	$1,517
Operating income	103	—	—	—	—	103
Interest expense	—	—	—	—	(187)	(187)
Interest income	—	—	—	—	5	5
Other expense, net	—	—	—	—	(3)	(3)
Income (loss) from equity investments	—	23	(19)	66	(59)	11
Loss before income taxes						(71)

The following table presents the details of “Income (loss) from equity investments” as presented above in the “Other” column for the periods indicated:

	For the three months ended June 30,		For the six months ended June 30,
Millions of dollars	2003	2002	2003	2002
Equistar items not allocated to segments:
Principally general and administrative expenses and interest expense, net	$(72)	$(26)	$(126)	$(54)
Other	—	(2)	—	(5)

Total	$(72)	$(28)	$(126)	$(59)

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

13. Supplemental Guarantor Information

ARCO Chemical Technology Inc. (“ACTI”), ARCO Chemical Technology L.P. (“ACTLP”) and Lyondell Chemical Nederland, Ltd. (“LCNL”) are guarantors, jointly and severally, (collectively “Guarantors”) of the $325 million senior secured notes issued in May 2003, the $337 million senior secured notes issued in December 2002, the $278 million senior secured notes issued in July 2002, the $393 million senior secured notes issued in December 2001 and the $500 million senior subordinated notes and $1.9 billion senior secured notes issued in May 1999 (see Note 8). LCNL, a Delaware corporation, is a wholly owned subsidiary of Lyondell, which owns a Dutch subsidiary that operates a chemical production facility near Rotterdam, The Netherlands. ACTI is a Delaware corporation, which holds the investment in ACTLP. ACTLP is a Delaware limited partnership, which holds and licenses technology to other Lyondell affiliates and to third parties. Separate financial statements of the Guarantors are not considered to be material to the holders of the senior subordinated notes and senior secured notes. The following condensed consolidating financial information present supplemental information for the Guarantors as of June 30, 2003 and December 31, 2002 and for the three-month and six-month periods ended June 30, 2003 and 2002.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

CONDENSED CONSOLIDATING FINANCIAL INFORMATION (UNAUDITED)

BALANCE SHEET

As of June 30, 2003

Millions of dollars	Lyondell	Guarantors	Non- Guarantors	Eliminations	Consolidated Lyondell
Total current assets	$613	$215	$346	$—	$1,174
Property, plant and equipment, net	847	823	926	—	2,596
Investments and long-term receivables	7,445	575	1,962	(7,797)	2,185
Goodwill, net	734	173	228	—	1,135
Other assets	282	79	31	—	392

Total assets	$9,921	$1,865	$3,493	$(7,797)	$7,482

Current maturities of long-term debt	$—	$—	$—	$—	$—
Other current liabilities	394	100	158	—	652
Long-term debt	4,148	—	2	—	4,150
Other liabilities	599	39	22	—	660
Deferred income taxes	537	189	81	—	807
Intercompany liabilities (assets)	3,178	(1,221)	(1,957)	—	—
Minority interest	—	—	148	—	148
Stockholders’ equity	1,065	2,758	5,039	(7,797)	1,065

Total liabilities and stockholders’ equity	$9,921	$1,865	$3,493	$(7,797)	$7,482

BALANCE SHEET

As of December 31, 2002

Millions of dollars	Lyondell	Guarantors	Non- Guarantors	Eliminations	Consolidated Lyondell
Total current assets	$674	$173	$324	$—	$1,171
Property, plant and equipment, net	872	581	916	—	2,369
Investments and long-term receivables	7,043	504	2,196	(7,394)	2,349
Goodwill, net	745	145	240	—	1,130
Other assets	313	83	33	—	429

Total assets	$9,647	$1,486	$3,709	$(7,394)	$7,448

Current maturities of long-term debt	$1	$—	$—	$—	$1
Other current liabilities	431	90	102	—	623
Long-term debt	3,924	—	2	—	3,926
Other liabilities	602	48	23	—	673
Deferred income taxes	637	172	72	—	881
Intercompany liabilities (assets)	2,873	(1,223)	(1,650)	—	—
Minority interest	—	—	165	—	165
Stockholders’ equity	1,179	2,399	4,995	(7,394)	1,179

Total liabilities and stockholders’ equity	$9,647	$1,486	$3,709	$(7,394)	$7,448

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

CONDENSED CONSOLIDATING FINANCIAL INFORMATION (UNAUDITED)—(Continued)

STATEMENT OF INCOME

For the Three Months Ended June 30, 2003

Millions of dollars	Lyondell	Guarantors	Non- Guarantors	Eliminations	Consolidated Lyondell
Sales and other operating revenues	$537	$265	$546	$(435)	$913
Cost of sales	559	249	493	(435)	866
Selling, general and administrative expenses	25	7	13	—	45
Research and development expense	8	—	—	—	8

Operating income (loss)	(55)	9	40	—	(6)
Interest income (expense), net	(107)	6	2	—	(99)
Other income (expense), net	(14)	3	8	—	(3)
Income (loss) from equity investments	62	(3)	4	(62)	1
Intercompany income (expense)	(25)	12	12	1	—
(Benefit from) provision for income taxes	(48)	9	21	(21)	(39)

Net income (loss)	$(91)	$18	$45	$(40)	$(68)

STATEMENT OF INCOME

For the Three Months Ended June 30, 2002

Millions of dollars	Lyondell	Guarantors	Non- Guarantors	Eliminations	Consolidated Lyondell
Sales and other operating revenues	$584	$210	$462	$(413)	$843
Cost of sales	599	188	350	(413)	724
Selling, general and administrative expenses	29	5	12	—	46
Research and development expense	8	—	—	—	8

Operating income (loss)	(52)	17	100	—	65
Interest income (expense), net	(94)	2	1	—	(91)
Other income (expense), net	(18)	15	(1)	—	(4)
Income (loss) from equity investments	153	—	32	(153)	32
Intercompany income (expense)	(37)	8	31	(2)	—
(Benefit from) provision for income taxes	(12)	10	42	(40)	—

Net income (loss)	$(36)	$32	$121	$(115)	$2

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

CONDENSED CONSOLIDATING FINANCIAL INFORMATION (UNAUDITED)—(Continued)

STATEMENT OF INCOME

For the Six Months Ended June 30, 2003

Millions of dollars	Lyondell	Guarantors	Non- Guarantors	Eliminations	Consolidated Lyondell
Sales and other operating revenues	$1,159	$525	$1,101	$(883)	$1,902
Cost of sales	1,203	495	1,007	(883)	1,822
Selling, general and administrative expenses	47	13	27	—	87
Research and development expense	17	—	—	—	17

Operating income (loss)	(108)	17	67	—	(24)
Interest income (expense), net	(195)	10	3	—	(182)
Other income (expense), net	(32)	3	42	—	13
Income (loss) from equity investments	76	(5)	(77)	(76)	(82)
Intercompany income	2	22	33	(57)	—
(Benefit from) provision for income taxes	(87)	16	22	(45)	(94)

Net income (loss)	$(170)	$31	$46	$(88)	$(181)

STATEMENT OF INCOME

For the Six Months Ended June 30, 2002

Millions of dollars	Lyondell	Guarantors	Non- Guarantors	Eliminations	Consolidated Lyondell
Sales and other operating revenues	$1,053	$375	$813	$(724)	$1,517
Cost of sales	1,059	336	642	(724)	1,313
Selling, general and administrative expenses	55	8	23	—	86
Research and development expense	15	—	—	—	15

Operating income (loss)	(76)	31	148	—	103
Interest income (expense), net	(189)	4	3	—	(182)
Other income (expense), net	(28)	19	6	—	(3)
Income (loss) from equity investments	218	—	11	(218)	11
Intercompany income (expense)	(29)	20	49	(40)	—
(Benefit from) provision for income taxes	(26)	18	55	(65)	(18)

Net income (loss)	$(78)	$56	$162	$(193)	$(53)

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

CONDENSED CONSOLIDATING FINANCIAL INFORMATION (UNAUDITED)—(Continued)

STATEMENT OF CASH FLOWS

For the Six Months Ended June 30, 2003

Millions of dollars	Lyondell	Guarantors	Non- Guarantors	Eliminations	Consolidated Lyondell
Net income (loss)	$(170)	$31	$46	$(88)	$(181)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	38	24	56	—	118
Gain on sale of equity interest	—	—	(18)	—	(18)
Deferred income taxes	(94)	—	2	—	(92)
Net changes in working capital and other	64	242	(136)	31	201

Cash provided by (used in) operating activities	(162)	297	(50)	(57)	28

Expenditures for property, plant and equipment	(14)	(219)	(5)	—	(238)
Distributions from affiliates in excess of earnings	—	—	102	—	102
Contributions and advances to affiliates	—	(57)	(21)	—	(78)
Proceeds from sale of equity interest	—	—	28	—	28
Purchase of short-term investments	25	—	—	—	25

Cash provided by (used in) investing activities	11	(276)	104	—	(161)

Issuance of long-term debt	318	—	—	—	318
Repayment of long-term debt	(103)	—	—	—	(103)
Dividends paid	(57)	—	(57)	57	(57)
Other	(4)	—	—	—	(4)

Cash provided by (used in) financing activities	154	—	(57)	57	154

Effect of exchange rate changes in cash	—	(1)	2	—	1

Increase (decrease) in cash and cash equivalents	$3	$20	$(1)	$—	$22

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

CONDENSED CONSOLIDATING FINANCIAL INFORMATION (UNAUDITED)—(Continued)

STATEMENT OF CASH FLOWS—(Continued)

For the Six Months Ended June 30, 2002

Millions of dollars	Lyondell	Guarantors	Non- Guarantors	Eliminations	Consolidated Lyondell
Net income (loss)	$(78)	$56	$162	$(193)	$(53)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	54	18	43	—	115
Deferred income taxes	—	3	13	—	16
Net changes in working capital and other	159	(11)	(174)	153	127

Cash provided by operating activities	135	66	44	(40)	205

Expenditures for property, plant and equipment	(8)	(1)	(3)	—	(12)
Contributions and advances to affiliates	—	(21)	(33)	—	(54)
Other	(3)	—	—	—	(3)

Cash used in investing activities	(11)	(22)	(36)	—	(69)

Repayment of long-term debt	(15)	—	(1)	—	(16)
Dividends paid	(53)	(1)	(39)	40	(53)

Cash used in financing activities	(68)	(1)	(40)	40	(69)

Effect of exchange rate changes on cash	—	(8)	10	—	2

Increase (decrease) in cash and cash equivalents	$56	$35	$(22)	$—	$69